Exhibit 99.4

MIMECAST LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements (the “Pro Forma Financial Statements”) of Mimecast Limited, a public limited company organized under the laws of the Bailiwick of Jersey (“Mimecast” or “the Company”), and iSheriff, Inc., a Delaware corporation (“iSheriff”), have been prepared to give effect to Mimecast’s acquisition (the “Acquisition”) of substantially all of the assets of iSheriff, pursuant to the terms of the Asset Purchase Agreement (the “Purchase Agreement”) dated November 21, 2016 by and among Mimecast, Mimecast Development Limited, a company incorporated under the laws of England and Wales and an indirectly wholly-owned subsidiary of Mimecast, iSheriff and Updata Partners IV, L.P. et. al. On November 21, 2016, the Company completed its acquisition of iSheriff for a total purchase price of $6.2 million, consisting of a cash payment of approximately $5.6 million, subject to certain adjustments, and $0.6 million in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the Purchase Agreement includes contingent consideration related to a discretionary purchase price in the amount of $2.0 million which is payable at the sole and absolute discretion of Mimecast on the one year anniversary of the purchase date. The cash payment may be adjusted for certain working capital adjustments identified by Mimecast within 75 days of the acquisition date and subject to a 30-day review period by iSheriff. The Company and iSheriff are currently reviewing working capital adjustments proposed by the Company. These adjustments, if any, will affect the final amount of the purchase price.

The Acquisition will be accounted for using the acquisition method of accounting for business combinations under U.S. generally accepted accounting principles, or U.S. GAAP. Based on the Purchase Agreement and analysis performed, Mimecast has been identified as the acquirer.

For purposes of preparing the Pro Forma Financial Statements, the historical financial information for Mimecast is based on its fiscal year ended March 31, 2016 and the interim six months ended September 30, 2016. The historical financial information for iSheriff is based on its fiscal year ended June 30, 2016 and the interim six months ended September 30, 2016. Information for the six months ended September 30, 2016 was derived from the historical unaudited condensed consolidated statement of operations of iSheriff for the three months ended September 30, 2016, contained in Exhibit 99.3 of this Report on Form 6-K and the historical unaudited consolidated statement of operations for iSheriff for the three months ended June 30, 2016 not included within this Report on Form 6-K. The unaudited pro forma condensed combined statements of operations for the six months ended September 30, 2016 and the year ended March 31, 2016 combine the historical results of the Company and iSheriff and give effect to the Acquisition as if it had occurred on April 1, 2015. The Company has not provided a pro forma combined balance sheet as of September 30, 2016 because the acquisition was reflected in the Company’s unaudited condensed consolidated balance sheet as of December 31, 2016 contained in Exhibit 99.1 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017.

The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the Acquisition; 2) factually supportable; and 3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the accounting is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available. This allocation of the purchase price depends upon certain estimates and assumptions, all of which are preliminary and, in some instances, are incomplete and have been made for the purpose of providing unaudited pro forma condensed combined financial information. Any adjustments to the preliminary estimated fair value amounts could have a significant impact on the unaudited pro forma condensed combined financial information contained herein, and the Company’s future results of operations and financial position. Furthermore, the Company could incur additional costs associated with integrating the business of the Company and iSheriff. The accompanying Pro Forma Financial Statements do not reflect the financial impact of any future cost savings, restructurings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods. As the Pro Forma Financial Statements reflect only those adjustments that are expected to have a continuing impact on the results of operations, there may be certain non-recurring charges not reflected on the pro forma condensed combined statements of operations that will be included in the actual consolidated statements of operations of Mimecast following the closing of the acquisition.

The Pro Forma Financial Statements are provided for information purposes only and are not intended to represent, or be indicative of, the future anticipated financial position or results of operations or the results that would have occurred had the Acquisition been consummated on the dates indicated herein. The Pro Forma Financial Statements should be read in conjunction with: (i) the accompanying notes to the unaudited pro forma condensed combined financial statements, (ii) the separate historical audited consolidated financial statements and related notes of Mimecast as of and for the year ended March 31, 2016 included in the Company’s Annual Report on Form 20-F filed with the SEC on May 25, 2016, (iii) the separate historical unaudited condensed consolidated financial statements and related notes of Mimecast as of and for the six months ended September 30, 2016 contained in Exhibit 99.1 of Mimecast’s Report on Form 6-K filed with the SEC on November 9, 2016, (iv) the separate historical unaudited condensed consolidated financial statements and related notes of Mimecast as of and for the three and nine months ended December 31, 2016 contained in Exhibit 99.1 of Mimecast’s Report on Form 6-K filed with the SEC on February 9, 2017, and (v) the historical audited and unaudited consolidated financial statements and related notes of iSheriff for the year ended June 30, 2016 and for the three months ended September 30, 2016, respectively, which are contained in Exhibits 99.2 and 99.3, respectively, of this Report on Form 6-K.

Based on the Company’s preliminary review of iSheriff’s summary of significant accounting policies disclosed in iSheriff’s financial statements, the nature and amount of any adjustments to the historical financial statements of iSheriff to conform iSheriff’s accounting policies to those of the Company’s are not expected to be significant. Further review of iSheriff’s accounting policies and financial statements may result in required revisions to iSheriff’s policies and classifications to conform to the Company’s.

Mimecast Limited

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended March 31, 2016

(in thousands, except per share data)

	Historical Mimecast (1)	Historical iSheriff (2)	Proforma Adjustments		Proforma Combined
Revenue	$141,841	$3,048	$(1,953)	A, B	$142,936
Cost of revenue	41,809	1,001	130	A, C	42,940

Gross profit	100,032	2,047	(2,083)		99,996
Operating expenses:
Research and development	17,663	1,274			18,937
Marketing and selling	65,187	2,303	15	C	67,505
General and administrative	19,756	1,180			20,936

Total operating expenses	102,606	4,757	15		107,378

Operating loss	(2,574)	(2,710)	(2,098)		(7,382)
Other income (expense):
Interest income	74	—			74
Interest expense	(690)	(656)	656	D	(690)
Foreign exchange income (expense)	811	(46)			765

Total other income (expense), net	195	(702)	656		149

Loss before income taxes	(2,379)	(3,412)	(1,442)		(7,233)
Provision for income taxes	865	36			901

Net loss	$(3,244)	$(3,448)	$(1,442)		$(8,134)

Basic net loss per share	$(0.08)				$(0.20)

Diluted net loss per share	$(0.08)				$(0.20)

Basic weighted average shares outstanding	40,826				40,826

Diluted weighted average shares outstanding	40,826				40,826

(1)	As reported in Mimecast Limited’s Annual Report on Form 20-F, as filed with the SEC on May 25, 2016.
(2)	As reported in iSheriff, Inc.‘s audited financial statements for the year ended June 30, 2016 included in this Report on Form 6-K as Exhibit 99.2.

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Mimecast Limited

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended September 30, 2016

(in thousands, except per share data)

	Historical Mimecast (1)	Historical iSheriff (2)	Proforma Adjustments		Proforma Combined
Revenue	$85,821	$1,211	$(459)	A, B	$86,573
Cost of revenue	23,716	410	67	A, C	24,193

Gross profit	62,105	801	(526)		62,380

Operating expenses:
Research and development	10,097	570			10,667
Marketing and selling	44,329	952	8	C	45,289
General and administrative	13,053	541	(22)	E	13,572

Total operating expenses	67,479	2,063	(14)		69,528

Operating loss	(5,374)	(1,262)	(512)		(7,148)
Other income (expense):
Interest income	143	40			183
Interest expense	(183)	(371)	371	D	(183)
Foreign exchange income (expense)	6,815	(21)			6,794

Total other income (expense), net	6,775	(352)	371		6,794

Income (loss) before income taxes	1,401	(1,614)	(141)		(354)
Provision for income taxes	854	25			879

Net income (loss)	$547	$(1,639)	$(141)		$(1,233)

Basic net income (loss) per share	$0.01				$(0.02)

Diluted net income (loss) per share	$0.01				$(0.02)

Basic weighted average shares outstanding	54,462				54,462

Diluted weighted average shares outstanding	58,022				54,462

(1)	As reported in Mimecast Limited’s Report on Form 6-k, as filed with the SEC on November 9, 2016.
(2)	Unaudited financial information for iSheriff for the six months ended September 30, 2016 was derived from the historical unaudited statement of operations for the three months ended September 30, 2016 included in this Report on Form 6-K as Exhibit 99.3 and the historical unaudited statement of operations for the three months ended June 30, 2016, not included in this Report on Form 6-K.

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Mimecast Limited

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(in thousands, except share and per share data)

1. Basis of Presentation

On November 21, 2016, Mimecast Limited, a public limited company organized under the laws of the Bailiwick of Jersey (the “Company” or “Mimecast”), and its indirectly wholly owned subsidiary, Mimecast Development Limited, a company incorporated under the laws of England and Wales (“MDL”), completed the acquisition of substantially all of the assets of iSheriff, Inc. (“iSheriff”), a cloud-based security provider, pursuant to the terms of that certain Asset Purchase Agreement (the “Purchase Agreement”) dated November 21, 2016 by and among MDL, the Company, iSheriff and Updata Partners IV, L.P. et. al., (the “Acquisition”).

The total preliminary purchase price of $6.2 million consisted of a cash payment of approximately $5.6 million, subject to certain adjustments, and $0.6 million in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the Purchase Agreement includes contingent consideration related to a discretionary purchase price in the amount of $2.0 million, which is payable at the sole and absolute discretion of the Company on the one year anniversary of the purchase date. The Company considers the payment of the discretionary purchase price to be remote and has determined the fair value of contingent consideration to be zero. The cash payment may be adjusted for certain working capital adjustments identified by the Company within 75 days of the acquisition date and subject to a 30-day review period by the seller. The Company and iSheriff are currently reviewing working capital adjustments proposed by the Company. These adjustments, if any, will affect the final amount of the purchase price and the allocation of that purchase price to the working capital accounts.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2016 was derived from the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, and the audited historical financial information of iSheriff for the fiscal year ended June 30, 2016 contained in Exhibit 99.2 of this Report on Form 6-K, and has been prepared as if the Acquisition had occurred on April 1, 2015. For purposes of the pro forma condensed combined statement of operations for the six months ended September 30, 2016, results for iSheriff are derived from the historical unaudited statement of operations of iSheriff for the three months ended June 30, 2016 not included in this Report on Form 6-K and adding the historical unaudited statement of operations of iSheriff for the three months ended September 30, 2016, contained in Exhibit 99.3 of this Report on Form 6-K. Revenue and net loss of iSheriff for the three months ended June 30, 2016 which are included in both the pro forma condensed combined statement of operations for the six months ended September 30, 2016 and for the year ended June 30, 2016 are $0.6 million and $1.1 million, respectively. The Company has not provided a pro forma combined balance sheet as of September 30, 2016 because the Acquisition was reflected in the Company’s unaudited condensed consolidated balance sheet as of December 31, 2016 contained in Exhibit 99.1 of the Company’s Report on Form 6-K filed with the SEC on February 9, 2017.

The financial data in the unaudited pro forma condensed combined financial statements are presented in U.S. dollars and have been prepared in accordance with Mimecast’s accounting policies that conform to U.S. GAAP and the rules and regulations of SEC Regulation S-X.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of operations, are expected to have a continuing impact on the results of operations.

The accompanying Pro Forma Financial Statements do not reflect the financial impact of any future cost savings, restructurings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods. As the Pro Forma Financial Statements reflect only those adjustments that are expected to have a continuing impact on the results of operations, there may be certain non-recurring charges not reflected on the pro forma condensed combined statements of operations that will be included in the actual consolidated statements of operations of Mimecast following the closing of the Acquisition.

The Company has accounted for the Acquisition under the acquisition method of accounting in accordance with the authoritative guidance on business combinations under the provisions of Accounting Standards Codification

Mimecast Limited

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(in thousands, except share and per share data)

(“ASC”) 805, Business Combinations. The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the accounting is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available. This allocation of the purchase price depends upon certain estimates and assumptions, all of which are preliminary and, in some instances, are incomplete and have been made for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final purchase accounting may occur, and these differences could be material.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

2. Preliminary Purchase Price Allocation

The total preliminary purchase price of $6.2 million consisted of a cash payment of approximately $5.6 million, subject to certain adjustments, and $0.6 million in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the Purchase Agreement includes contingent consideration which is payable at the sole and absolute discretion of the Company on the one year anniversary of the purchase date. The Company considers payment of the contingent consideration to be remote and thus determined the fair value of contingent consideration to be zero. The cash payment may be adjusted for certain working capital adjustments which are identified by the Company within 75 days of the acquisition date. The Company and iSheriff are currently reviewing working capital adjustments proposed by the Company. These adjustments, if any, will affect the final amount of the purchase price and the allocation of that purchase price to the working capital accounts. The Company expects to finalize the purchase price and allocations in the period ending March 31, 2017.

The Acquisition has been accounted for as a business combination and, in accordance with ASC 805, the Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition dates. The following table summarizes the preliminary purchase price allocation recorded in the three months ended December 31, 2016 which is what was used for the purpose of this pro forma analysis (in thousands):

Fair value of assets acquired and liabilities assumed:
Prepaid expenses	$65
Accounts receivable	237
Intangible assets	1,654
Goodwill	5,151

Total assets acquired	7,107
Deferred revenue	(805)
Accrued liabilities	(128)

Total fair value of assets acquired and liabilities assumed	$6,174

The preliminary allocation of the purchase price is subject to revisions as additional information is obtained about the facts and circumstances that existed at the time of acquisition. The amounts presented in the table above are preliminary and have been used to prepare pro forma adjustments in the Pro Forma Financial Statements. The final acquisition accounting will be determined when the Company has completed the detailed valuations and necessary calculations. The final acquisition accounting may include (1) changes in fair value of intangible assets such as developed technology and customer relationships, as well as goodwill and (2) other changes to assets and liabilities. Such changes may be material.

The significant intangible assets identified in the preliminary purchase price allocation discussed above include developed technology and customer relationships, which are amortized over their respective useful lives on a straight-line basis. To value the developed technology asset, the Company utilized the income approach, specifically a discounted cash-flow method known as the multi-period excess earnings method. Customer relationships represent

Mimecast Limited

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(in thousands, except share and per share data)

the underlying relationships with certain customers to provide ongoing services for products sold. The Company utilized the income approach, specifically the distribution method, a subset of the excess-earnings method to value the customer relationships.

A portion of the purchase price has been allocated to intangible assets and goodwill, respectively, and is reflected in the tables above. The fair value of the assets acquired and liabilities assumed is less than the purchase price, resulting in the recognition of goodwill. The goodwill reflects the value of the synergies we expect to realize and the assembled workforce and is not deductible for tax purposes. The purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon the respective estimates of fair value as of the date of the acquisition, which remains preliminary, and using assumptions that the Company’s management believes are reasonable given the information then available. The final allocation of the purchase price may differ materially from the information presented in these Pro Forma Financial Statements.

The following table presents the estimated fair values and useful lives of the identifiable intangible assets acquired:

	Amount	Weighted Average
	(in thousands)	(in years)
Developed technology	$1,546	10
Customer relationships	108	7

Total identifiable intangible assets	$1,654

3. Pro Forma Adjustments

The following describes the pro forma adjustments related to the Acquisition that have been made in the accompanying unaudited pro forma condensed combined statements of operations for the year ended March 31, 2016 and the six months ended September 30, 2016, giving effect to the Acquisition as if it had been consummated on April 1, 2015, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

A.	Adjustment to remove revenue of $1.4 million and $0.4 million for the iSheriff year ended June 30, 2016 and the six months ended September 30, 2016, respectively, and costs of $25,000 and $10,000 for the iSheriff year ended June 30, 2016 and the six months ended September 30, 2016, respectively, directly attributable to iSheriff products not acquired in the Purchase Agreement.

B.	Adjustment to decrease the assumed deferred revenue obligations to a fair value of approximately $0.8 million, a $0.6 million decrease from the carrying value. The calculation of fair value is preliminary and subject to change. The fair value was determined based on the estimated costs to fulfill the remaining contract obligations, plus a normal profit margin. After the Acquisition, this adjustment will have a continuing impact and will reduce revenue related to the assumed performance obligations as the services are provided over the next three years. The pro forma adjustments to reduce revenue by $0.6 million for the iSheriff year ended June 30, 2016 and $0.1 million for the six months ended September 30, 2016 reflect the difference between the contractual payments received under the contracts and the fair value of the assumed performance obligations as they are satisfied, assuming the transaction was completed on April 1, 2015.

C.	Represents adjustments to record amortization expense for the year ended March 31, 2016 related to the acquired identifiable intangible assets calculated as if the Acquisition had occurred on April 1, 2015. The fair value of the identified intangible assets was determined, as discussed in Note 2. The adjustment to amortization expense has been recorded on a straight-line basis and is as follows:

Mimecast Limited

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(in thousands, except share and per share data)

	Year ended March 31, 2016	Six months ended September 30, 2016

	(in thousands)
Included in cost of revenue:
Developed technology	$(155)	(77)

Total amortization expense included in cost of revenue	$(155)	$(77)

Included in operating expenses:
Customer relationships	$(15)	$(8)

Total amortization expense included in operating expenses	$(15)	$(8)

Total pro forma adjustments	$(170)	$(85)

D.	To eliminate interest expense related to iSheriff’s outstanding debt because the expense does not have a continuing impact on the operations of the combined business.

E.	To eliminate non-recurring transaction fees incurred by Mimecast and iSheriff in connection with the Acquisition and recorded as general and administrative expense in Mimecast’s and iSheriff’s historical statements of operations because the expenses do not have a continuing impact on the operations of the combined business.